Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 6 DATED NOVEMBER 23, 2020

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Shiloh Park Apartments — Plano, TX

On November 18, 2020, we acquired a $2,323,030 preferred equity investment (the “PE Investment”) in connection with the acquisition and renovation of Shiloh Parks Apartments in Plano, Texas (the “Property”).

We acquired the PE Investment from Realty Mogul Commercial Capital, Co. (“RMCC”) for a total of $2,323,030, which represents the principal amount. RMCC sold the investment on the same day it closed and therefore there was no accrued but unpaid interest as of the purchase date. The PE Investment has a 10-year term and is interest only with a current fixed interest rate of 8% per annum (“Current Interest”) plus 4% per annum of payment-in-kind interest (“PIK Interest”) in years one through five, 10% in year six, increasing by 2.0% each year thereafter. The Current Interest and PIK Interest accrue on a monthly basis and are cumulative and compounding. For a given period, all accrued Current Interest must be paid in full before the common equity receives a distribution.

Originally constructed in 2000, the Property consists of 73 units comprised of two- and three-bedroom floorplans. As of October 7, 2020, the Property was 93.7% occupied with average in-place rents of approximately $1,693. The Property features a community swimming pool, assigned carports and washer-dryer hookups in each unit.

The real estate company sponsoring this transaction viewed it as an opportunity to acquire a well-maintained multifamily asset with value-add potential. The real estate company anticipates using approximately $750,000 to renovate unit interiors, including new flooring and appliances, and complete exterior improvements, including new signs and lighting, painting, HVAC units and landscaping. In addition to the physical improvements, the real estate company plans to implement a number of initiatives to improve operating cash flows, including improving both online and physical marketing, building a stronger tenant profile, controlling operating expenses and driving rent increases through tenant turn-over and conversion of below market rents to market.

The real estate company sponsoring this transaction is a Southern California-based real estate investment company that has acquired and syndicated over $215 million of multifamily property. The real estate company is vertically integrated with in-house construction and property management offices.

The Property is located in the desirable East Plano submarket, which features some of the best demographics in the entire Dallas-Forth Worth (“DFW”) metroplex as people migrate towards the continuous development across Collin County and the prestigious school districts located within this submarket. Residents enjoy convenient access to multiple transportation corridors, primarily the I-75 & President George Bush Turnpike interchange, which accommodates more than 380,000 vehicles per day. Furthermore, the Parker Road DART Rail Station is less than two miles west of the Property, affording residents numerous transportation options throughout the DFW metroplex. Proximity to these robust thoroughfares allows a short commute to some of the largest companies headquartered in Plano such as Capital One Finance, Toyota, Ericsson, Liberty Mutual, J.C. Penney, NTT Data Inc, JP Morgan Chase, FedEx and more.

The Plano Independent School District (“Plano ISD”) consistently ranks among the top school districts in the greater North Texas area. In 2019, Plano ISD received the “Exemplary Performance” designation from the state of Texas’s annual academic accountability rating system due to its high performance in standardized testing, college readiness and college prep-course completion. This designation places Plano ISD in the top 10% of all school districts in the state of Texas and within the top five of school districts in DFW. Additionally, all 10 high schools in Plano ISD have a graduation rate over 95%. Shiloh Park residents enjoy immediate access to the district elementary and middle schools, which are both less than one mile away on Shiloh Road.

Pohlig Box Factory and Superior Warehouse – Richmond, Virginia

As previously disclosed, on February 19, 2020, we acquired a $17,073,848 joint-venture limited partnership equity investment for the acquisition and renovation of a Class A- multifamily, two-property mixed-use apartment complex in Richmond, Virginia (the “Pohlig/Superior Property”). On November 19, 2020, our Manager, the sponsor of the transaction, financed the Pohlig/Superior Property with a new senior loan. The senior loan has a seven-year term, with interest-only payments for the first three years and a fixed interest rate of 3.37%. Procuring the senior loan financing resulted in payment of preferred returns to the Company pursuant to the terms of the joint venture agreement governing the PE Investment and a return of 57% of the original capital invested in the PE investment. The capital balance of the PE Investment as of November 20, 2020 is $7,424,307.